UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 3, 2022

(Date of earliest event reported)

WELIVV, INC.

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

501 Silverside Road, Ste #366

Wilmington, DE 19809

(Full mailing address of principal executive offices)

(646) 519-4336

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class B Non-Voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 5(a)(1) Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

Non-reliance on 2021 interim financial statements.

On June 2, 2022, the Board of Directors (“Board”) of WeLivv, Inc. (the “Company” or “we,” or “our”) concluded that the Unaudited Interim Financial Statements as of and for the six months ended June 30, 2021 (“Unaudited Interim Financial Statements”), which are included in our Form 1-A Reg A Offering Circular at FS-28 through FS-31, should no longer be relied upon due to several errors that were identified during the course of the full year audit of our 2021 financial statements, which was issued on or about April 30, 2022.

The Board has determined that the Unaudited Interim Financial Statements do not appropriately give effect to the following:

●	Receipt of Economic Injury Disaster Loans (EIDL) in the aggregate amount of $121,300. These loans were recorded as revenue in 2020 rather than debt, resulting in a 2021 understatement of stockholders' deficit and understatement of debt.

●	Outstanding Simple Agreements for Future Equity (SAFEs) in the amount of $967,447, in that they were recorded as equity rather debt, resulting in the understatement of stockholders' deficit and understatement of debt.

●	Sales cutoff, in that revenue was determined to be recorded prior to being earned, resulting in an estimated overstatement of revenue in the amount of $177,000.

●	Convertible note interest expense, as none was recorded, resulting in the understatement of expenses by approximately $30,000.

These errors have a material impact on our interim balance sheets, statements of operations, cashflows, and stockholders’ deficit for the six months ended June 30, 2021. These errors were discussed with BARTON CPA, our independent registered public accountant during our 2021 Financial Statement Audit, but not at the time of the issued Unaudited Interim Financial Statements. As a result of this review, we have reviewed the effectiveness of our internal controls over financial reporting. We believe these errors were primarily due to deficiencies pertaining to insufficiently skilled personnel within our accounting function and deficiencies relating to analysis, documentation and review of the selection and application of GAAP to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto. Our Annual 2021 Audited Financial Statements, as presented in our Form 1-K for the fiscal year ended December 31, 2021 (see Exhibit 1.11), correct these errors and should be relied upon in place of the Unaudited Interim Financial Statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeLivv, Inc.
a Delaware corporation

by:	/s/ Andrew Christodoulides
Name:	Andrew Christodoulides
Its:	Chief Executive Officer
Date:	June 3, 2022

Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

1.11	WeLivv, Inc. Form 1-K for the fiscal year ended December 31, 2021 (previously filed on May 3, 2022)

3